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                          November 29, 2023

       Xiaochun (Chris) Xu, Ph.D.
       Chief Executive Officer
       ThermoGenesis Holdings, Inc.
       2711 Citrus Road
       Rancho Cordova, California 95742

                                                        Re: ThermoGenesis
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2023
                                                            File No. 333-275735

       Dear Xiaochun (Chris) Xu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Curt Creely, Esq.